July 26, 2022

Division of Corporation Finance Office of Trade & Services U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Youdao, Inc. Post-Effective Amendment No. 3 to Form F-3 Filed June 14, 2022 File No. 333-252936

Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Nicholas Nalbantian and Mara Ransom:

This letter sets forth the responses of Youdao, Inc. (“Youdao” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 12, 2022. Concurrently with the submission of this letter, the Company is filing a post-effective amendment No. 4 to the Registration Statement on Form F-3 (the “Amendment No. 4”) and certain exhibit via EDGAR to the Commission for review in accordance with the procedures of the Commission. We have included herein the comments in bold, and the Company’s responses are set forth immediately below the comments.

Post-Effective Amendment No. 3 to Form F-3 filed June 14, 2022

Prospectus Summary

Organizational Structure, page 6

1. We note your response to prior comment 7 and re-issue in part. With reference to the organizational chart provided on page 6 and the summary diagram provided on page 21, please refrain from using arrows to denote relationships with VIEs, even if dotted arrows. Instead, please use dotted lines alone.

Response

Please refer to pages 6 and 20 of the Amendment No. 4 in response to the Staff’s comment.

Permission Required from the PRC Authorities..., page 9

2. We note your revised disclosure and that you rely upon the “advice” of your PRC legal counsel to conclude that your PRC subsidiaries and the VIEs have obtained the requisite licenses and permits from the PRC government authorities that are necessary for their business operations in China and that you are not required to obtain any permission from or complete any filing with CSRC or go through a cybersecurity review by the CAC to conduct a security offering or maintain your listing status on the NYSE. Clarify whether such advice constitutes counsel opinion and, if so, revise to state as much and provide a consent to such disclosure. If the advice does not constitute an opinion, revise to state as much.

Response

Please refer to the pages 9 to 12 and exhibit 8.2 of the Amendment No. 4 in response to the Staff’s comment.

Recent Regulatory Development

Cybersecurity Review Measures, page 11

3. We note your revised disclosure on page 11. Elaborate upon the consultation with competent government authorities made by your PRC counsel to provide the basis for the conclusion that you are not required to go through a cybersecurity review by the CAC. This comment also applies to the disclosure you provide on page 10, which speaks to your disclosure that you are not required to obtain any permission from or complete any filing with the CSRC to conduct a security offering or maintain your listing status on the NYSE.

Response

Please refer to pages 10 to 12 of the Amendment No. 4 in response to the Staff’s comment. The Company also respectfully clarifies that its PRC legal advisor only consulted the competent PRC government authority regarding whether the Company would be required to apply for a cybersecurity review pursuant to the Cybersecurity Review Measures that recently came into effect in February 2022. In contrast, since the Draft Overseas Listing Regulations issued by the CSRC have not yet come into effect and is currently not binding upon the Company, the Company’s PRC legal counsel is of the opinion that the Company is not currently required to obtain any permission from or complete any filing with the CSRC to conduct a securities offering or maintain its listing status on the NYSE. However, if the Draft Overseas Listing Regulations are to be implemented in the current form, the Company’s PRC legal counsel is of the opinion that the Company may be required to go through the filing procedures with the CSRC to conduct a securities offering. For details, please refer to pages 11 and 12 of the Amendment No. 4.

Condensed Consolidating Schedule, page 12

4. We note your response to prior comment 10 and re-issue in part. When using the terms “NetEase Group” and “Youdao Group Companies”, please clarify which entities are included in the term “NetEase Group” and which entities are included in “Youdao Group Companies”.

Response

Please refer to pages 1 and 2 of the Amendment No. 4 in response to the Staff’s comment.

Summary of Risk Factors, page 25

5. We note your response to prior comment 8. Ensure that each risk factor you reference here provides a cross-reference to the header and page number of the associated risk factor discussed later in your prospectus.

Response

Please refer to pages 24 to 27 of the Amendment No. 4 in response to the Staff’s comment.

Risk Factors, page 29

6. We note your revisions in response to comment 15. Please revise your risk factor headings, or revise to provide a separate risk factor, that highlights the specific risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.

Response

Please refer to pages 40 to 41 of the Amendment No. 4 in response to the Staff’s comment.

General

7. We note your revisions in response to comment 3. Please ensure that all references to “effective control” or “control” over the VIEs are revised to solely refer to the Cayman Islands holding company as the primary beneficiary of the VIE. For example, refer to pages 5 and 6, where you continue to refer to your “effective control” over the VIEs.

Response

The Company respectfully advises the Staff that it has revised the disclosure through the Amendment No. 4 to remove references to “effective control” or “control” over the VIEs in response to the Staff’s comment.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Youdao Inc.’s Amendment No. 4, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,

Youdao, Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

cc: Li He

Davis Polk & Wardwell LLP